Exhibit 99.5

Dear Shareholders:

Last year I wrote you a fairly optimistic letter. We had recently received the Supreme Court of Mexico (SCJN) ruling that our Ixtaca mining claims were to be held in suspension until after a consultation with indigenous people was held. Once that was done, we could expect our claim titles to be issued and we could get on with permitting and building a mine.

Well, it didn’t work out that way. Although the SCJN issued its findings in February 2022, the Mexican Department of the Economy (Economia) and the Department of Mines (Minas) which is part of Economia went through extensive personnel changes. The new people in charge at Economia then claimed that there were errors in the original title applications and moved to deny the effectiveness of our mineral title applications without giving us the right to defend ourselves and despite that their predecessors had said the applications were fine and granted the title! By doing this, the new people at Economia were able to avoid doing consultation with indigenous peoples, something we have been encouraging them to do.

When we announced this our shares went to their lowest price ever in the plus thirty five years of the stock trading. Of course, we have appealed and a lower court ruled with Economia. So, we have appealed to a higher court and we are now waiting for the outcome of that appeal. There are other prospective legal avenues we can take in Mexico, and we are planning to pursue those as well. But all of this takes time and money.

If our efforts to address this through Mexican courts run into dead ends, then we can seek recourse through international treaties. However, that is not our preference, and we would only do it if the prospects for moving forward under this Mexican administration looked bleak. “Success” through fora like these can be significant for shareholders, but the losers in arbitration would be the local communities who would not get the jobs and other benefits of an operating mine. These communities continue to be very supportive of our efforts and we are grateful that they have a different view of the project than their government appears to.

To be sure we are approaching development properly, we had an independent group complete a Social Impact Assessment. Also, a Human Rights Impact Assessment was completed under the supervision of a very distinguished panel of advisors. Both outlined a positive way forward in mine development. You should also know that the people closest to the project are strongly supportive of the mine development. They are good people and we have worked well with them over the years. As shareholders, you have supported development of significant irrigation projects in the local town of Zacatepec, provided employment and training for up to seventy local people, gifted over 700 wheelchairs along with Wheel Chairs International to needy in the district, provided a floor (it was dirt before) and pews to a local church, public toilets, hospital equipment and support for many community activities from summer camps to Zumba classes. I am at a loss to think of any support for the local communities from the various NGOs, university professors, or other very well-off activists who have fought against the project. Go figure. Although there are some locals who oppose the project, the well financed opposition has had to bus in people from far away villages to give an appearance of local opposition. It is strange that your Company is described as a large and uncaring international mining firm while these NGOs are financed by the Mexican government and international trusts with huge treasuries. They do not care that Almaden has been financed largely by the savings of individuals, not international foundations, or governments.

Anyway, dear shareholders, we have suffered a severe drop in our share value but please be assured that management is not giving up and will continue to fight for justice for both you and the local people who also want this project to go ahead.

Yours sincerely,

Duane